Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Members and CFO of Owl Rock Capital Group LLC and Member and CEO

of Owl Rock Capital Securities LLC:

We consent to the use in the registration statement on Form S-4 of Altimar Acquisition Corporation of our report dated December 1, 2020, with respect to the consolidated and combined statements of financial condition of Owl Rock Capital and subsidiaries (a carve-out business of Owl Rock Capital Group LLC) and Owl Rock Capital Securities LLC (collectively, the Company) as of December 31, 2019 and 2018, the related consolidated and combined statements of operations, changes in members’ capital (deficit) and cash flows for the years then ended, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

New York, New York

December 29, 2020